UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 1-U

CURRENT REPORT PURSUANT TO REGULATION A

Date of Report (Date of earliest event reported): May 19, 2023

Landa App 2 LLC

(Exact name of issuer as specified in its charter)

Delaware	87-1767314
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

6 W. 18th Street

New York, NY 10011

(Address of principal executive offices)

646-905-0931

(Issuer’s telephone number, including area code)

Membership Interests:

Landa App 2 LLC - 1096 Vincent Drive Mount Dora FL LLC	Landa App 2 LLC - 1120 9Th Court Pleasant Grove AL LLC
Landa App 2 LLC - 113 Hughes Avenue Sanford FL LLC	Landa App 2 LLC - 1434 Shirley Drive Lakeland FL LLC
Landa App 2 LLC - 1625 W McFarland Avenue Gastonia NC LLC	Landa App 2 LLC - 1713 Alfen Street Jacksonville FL LLC
Landa App 2 LLC - 1744 Mountain Drive Tarrant AL LLC	Landa App 2 LLC - 179 Poplar Springs Drive Mulga AL LLC
Landa App 2 LLC - 200 15th Court Northwest Center Point AL LLC	Landa App 2 LLC - 2150 Tishamingo Drive Birmingham AL LLC
Landa App 2 LLC - 235 Celery Avenue North Jacksonville FL LLC	Landa App 2 LLC - 28 E Hammon Drive Apopka FL LLC
Landa App 2 LLC - 301 Woodstream Drive Gastonia NC LLC	Landa App 2 LLC - 3029 Cedaridge Drive Tampa FL LLC
Landa App 2 LLC - 340 17th Avenue Northwest Center Point AL LLC	Landa App 2 LLC – 4037 Stone Drive Bessemer AL LLC
Landa App 2 LLC - 4126 Oriely Drive West Jacksonville FL LLC	Landa App 2 LLC - 4464 Willow Street Gardendale AL LLC
Landa App 2 LLC - 4601 Sylvaner Lane Birmingham AL LLC	Landa App 2 LLC - 503 8th Street South Bessemer AL LLC
Landa App 2 LLC - 503 East Robinson Street Dallas NC LLC	Landa App 2 LLC - 580 Dorothy Street Bartow FL LLC
Landa App 2 LLC - 5844 Willow Crest Drive Pinson AL LLC	Landa App 2 LLC - 650 Willow Bend Lane Bessemer AL LLC
Landa App 2 LLC - 6716 Mopsy Lane Jacksonville FL LLC	Landa App 2 LLC - 6820 66th Street South Birmingham AL LLC
Landa App 2 LLC - 7817 3rd Avenue South Birmingham AL LLC	Landa App 2 LLC - 8048 Old Plank Road Jacksonville FL LLC
Landa App 2 LLC - 808 Home Trail Gastonia NC LLC	Landa App 2 LLC - 8990 Doris Lane Jacksonville FL LLC
Landa App 2 LLC - 913 2nd Street Kings Mountain NC LLC	Landa App 2 LLC - 126 Wildwood Road Stockbridge GA LLC
Landa App 2 LLC - 137 Spring Valley Circle Stockbridge GA LLC	Landa App 2 LLC - 153 Spring Valley Circle Stockbridge GA LLC
Landa App 2 LLC - 2174 Scarbrough Road Stone Mountain GA LLC	Landa App 2 LLC - 303 Kellys Walk Locust Grove GA LLC
Landa App 2 LLC - 3192 Lake Monroe Road Douglasville GA LLC	Landa App 2 LLC - 4085 Springvale Way Mcdonough GA LLC
Landa App 2 LLC - 45 Robertford Drive Covington GA LLC

(Title of each class of securities issued pursuant to Regulation A)

Item 1. Fundamental Changes

Additional Borrowings

As previously disclosed in the Company’s latest Offering Circular, which can be found here, If a Series does not initially enter into a Refinance Note or other indebtedness, it may seek to finance or further refinance any outstanding indebtedness, including the Acquisition Note and if applicable, the Refinance Note with an additional mortgage or other debt financing, including with either an affiliate or a third party (each, an “Additional Borrowing”).

On May 19, 2023, each of the following Series entered into an Additional Borrowing with L Finance LLC, the terms of which are listed in the table below. Each Additional Borrowing is secured by the Property underlying the respective Series and any other assets of the Series.

Series	Loan Amount	Annual Interest Rate	Loan Date	Maturity Date
Landa Series 808 Home Trail	$200,075	(1)	05/19/2023	05/19/2024
Landa Series 4126 Oriely Drive West	$167,610	(1)	05/19/2023	05/19/2024

(1)	Each Additional Borrowing bears interest at a rate that is the higher of SOFR+7%, or 12.5%.

Item 9. Other Events

Transfer of Title

On May 19, 2023, Landa Properties LLC ("Landa Properties”) transferred title (the “Transfer’) to the following properties (“Properties”) to the applicable Series, as set forth in the table below. In connection with the Transfer, Landa Properties also assigned the applicable lease agreement for each of the Properties underlying the Series to the applicable Series.

Series	Property
Landa App 2 LLC – 808 Home Trail Gastonia NC LLC	808 Home Trail, Gastonia, NC, 28052
Landa App 2 LLC – 4126 Oriely Drive West Jacksonville FL LLC	4126 Oriely Drive West, Jacksonville, FL, 32210

EXHIBITS

The following exhibits are filed herewith:

Exhibit No.	Description
6.1	Form of North Carolina Commercial Promissory Note, by and between L Finance, LLC and each Series
6.2	Form of Florida Secured Note, by and between L Finance, LLC and each Series

SIGNATURE

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: June 12, 2023

LANDA APP 2 LLC

	By:	Landa Holdings, Inc.,
its Manager

By:	/s/ Yishai Cohen
Name:	Yishai Cohen
Title:	Chairman, Chief Executive Officer, and President

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